Exhibit 99.1

Productive first half-year at Galapagos

•	First half-year financial results:
o	Group revenues of €101.9 million
o	Operating loss of €65.8 million
o	Net loss of €59.1 million
o	Cash and cash equivalents on 30 June 2018 of €1,066.8 million
•	Substantial progress in the pipeline:
o	Reported consistent filgotinib profile in RA in DARWIN 3 Ph2b week 108 readout
o	Reported strong ACR scores, consistent tolerability with filgotinib in EQUATOR Ph2 trial in psoriatic arthritis patients
o	Announced ISABELA Ph3 program design with GLPG1690 in IPF
o	Initiated ROCCELLA Ph2 trial with GLPG1972 in osteoarthritis patients
o	Initiated IGUANA Ph2 trial with MOR106 in atopic dermatitis patients
o	Initiated FALCON trial with GLPG2451+GLPG2222+GLPG2737 in CF patients
o	Reported PELICAN Ph2 results with GLPG2737 in CF patients

Webcast presentation tomorrow, 3 August 2018, at 14.00 CET/8 AM ET, www.glpg.com, +32 2 404 0659, code 1122269

Mechelen, Belgium; 2 August 2018, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces its unaudited first half-year results, which are further detailed in its H1 2018 report available on the Galapagos website, www.glpg.com.

“Galapagos delivered from its R&D platform in the first half of 2018,” said Onno van de Stolpe, CEO. “Our research engine is extremely productive, driving several later stage clinical trial initiation announcements this first half-year: ISABELA (Ph3 IPF), IGUANA (Ph2 atopic dermatitis), and ROCCELLA (Ph2 osteoarthritis). We also reported topline results with filgotinib in psoriatic arthritis and with GLPG2737 in CF patients. Our pipeline is maturing and gearing up for more patient results from more programs in the coming two to three years, while the very broad filgotinib development program approaches multiple expected Phase 3 and Phase 2 readouts starting later this year.”

“As a result of the recently announced collaboration agreement with Novartis on MOR106, we are reducing our expectations for operational cash burn1 from the originally guided €220-240 million to €180-200 million in 2018, assuming successful U.S. antitrust clearance of the deal,” said Bart Filius, CFO and COO of Galapagos.

Outlook 2018

We aim to report topline results with the FINCH 2 (Ph3 in RA) and TORTUGA (Ph2 in ankylosing spondylitis) filgotinib trials in the third quarter. In cystic fibrosis we anticipate the interim readout of the FALCON patient

1 The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the sum of the net cash flows generated / used (-) in operating activities and the net cash flows generated / used (-) in investing activities minus (i) the proceeds or cash used, if any, in acquisitions or disposals of businesses; and (ii) the movement in restricted cash, if any. This alternative performance measure is in our view an important metric for a biotech company in the development stage. For the full year of 2017, the operational cash burn represented €154.1 million trial. We expect to start dosing in the ISABELA (Ph3 IPF ‘1690), ROCCELLA (Ph2 OA ‘1972), and PINTA (Ph2 IPF ‘1205) patient trials later in 2018.

We expect an operational cash burn of between €180-200 million in 2018.

Key figures first half-year report 2018 (unaudited)

(€ millions, except basic & diluted loss per share)

	30 June 2018 group total	30 June 2017 group total
Revenues	101.9	73.0
R&D expenditure	(151.4)	(92.9)
G&A and S&M expenses	(16.2)	(13.0)
Operating loss	(65.8)	(32.9)

Net financial result	6.9	(16.2)
Taxes	(0.1)	(0.1)
Net result for the period	(59.1)	(49.2)
Basic and diluted loss per share (€)	(1.16)	(1.03)

Cash and cash equivalents	1,066.8	1,262.1

First half-year report 2018

Galapagos’ financial report for the first half-year ended 30 June 2018 can be accessed via www.glpg.com/financial-reports.

Conference call and webcast presentation

Galapagos will conduct a conference call open to the public tomorrow, 3 August 2018 at 14:00 CET / 8 AM ET, which will also be webcast. To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 1122269

USA:	+1 646 828 8143
UK:	+44 330 336 9105
Netherlands:	+31 20 721 9251
France:	+33 1 76 77 22 74
Belgium:	+32 2 404 0659

A question and answer session will follow the presentation of the results. Go to www.glpg.com to access the live audio webcast. The archived webcast will also be available for replay shortly after the close of the call.

Financial calendar

25 October 2018Third quarter 2018 results (webcast 26 October 2018)

21 February 2019Full year 2018 results (webcast 22 February 2019)

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos’ pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 675 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

Contacts

Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Paul van der Horst

Director IR & Business Development

+31 71 750 6707

ir@glpg.com

Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the guidance from management (including guidance regarding the expected operational cash burn during financial year 2018), financial results, timing and/or results of clinical trials, mechanisms of action and potential commercialization of our product candidates, interaction with regulators, statements regarding potential future payments to be made to Galapagos under a licensing agreement for MOR106 as well as assumptions pending clearance by U.S. antitrust authorities, and build-up and development of commercial operations. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its 2018 operating expenses may be incorrect (including because one or more of its assumptions underlying its expense expectations may not be realized), assumptions regarding the MOR106 exclusive license agreement with Novartis pending clearance by U.S. antitrust authorities may be incorrect, Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.